Proud to be Part of Iowa's Rich Heritage

1809
2009
Iowa becomes a state 1846
1854 First Iowa State Fair
West Bank opens 1893
1902 4-H organization is founded
Iowa caucus leads the nation 1972

West Bancorporation

2009 ANNUAL REPORT

Member FDIC

Shareholders' Letter

Dear Fellow Shareholders:

2009 was disappointing.  There is no other way to say it.  While your company was not alone, that fact does not make our 2009 results any easier to accept because we expect to be better than average.

The recession slammed the company on multiple fronts during 2009.  First, we experienced unprecedented loan losses, particularly in areas related to real estate.  Second, the decline in our stock price required the write-off of the goodwill associated with our past acquisitions.  Although our important capital measures were not impacted by the write-off, it contributed to our reported loss.  Third, we also experienced a high level of nonperforming assets, which reduced our interest income.  Finally, the uncertain economy reduced the demand for new loans.

Fortunately, we believe West Bank has the ability to generate good core earnings going forward.  We remain well-capitalized, and our liquidity is very strong.  We are still a highly efficient company, and our experienced staff has remained intact.

We are cautiously optimistic entering 2010.  There is evidence the economy is improving, although we are watching closely for any sign of reversal.  In addition, we have made substantial progress on our loan problems and we are working aggressively to prevent or minimize future problems.   We have also reduced the credit risk in our investment portfolio.  As a result, we believe the company is in better shape now than it was in early 2009.

As you know, the common stock dividend was suspended in the third quarter of 2009.  We are working to resume dividend payments as soon as prudent.  In addition, we do not expect to redeem any of the Treasury's preferred stock in 2010, but we are planning on buying back all of that stock within the next few years.

We completed the sale of WB Capital Management Inc. on December 31, 2009.  We wish our former associates well as they embark on their new path.

West Bank has been serving customers since 1893.  We plan to continue serving our customers and rewarding our shareholders for many years to come as we look forward to better results in 2010.  We hope to see you at the annual shareholders meeting on April 29.  Thank you for your support.
Jack G. Wahlig David R. Milligan

Jack G. Wahlig	David R. Milligan
Chairman	Chief Executive Officer

West Bancorporation, Inc., and Subsidiaries

FINANCIAL HIGHLIGHTS			(dollars in thousands, except per share amounts)
	2009	2008	2007	2006	2005
YEAR-END BALANCES
Assets	$1,575,054	$1,554,276	$1,341,289	$1,270,013	$1,245,417
Investment securities	351,269	189,558	237,378	261,578	274,719
Loans	1,021,042	1,101,753	985,423	904,422	867,504
Nonperforming loans	26,317	28,835	5,877	650	4,912
Other real estate owned	25,350	4,352	155	2,002	497
Deposits	1,246,617	1,155,132	911,371	926,251	945,553
Stockholders' equity	133,059	150,063	121,606	113,812	104,521

AVERAGE BALANCES
Assets	1,618,557	1,371,401	1,309,119	1,298,410	1,192,208
Investment securities	230,821	189,206	252,477	270,484	313,015
Loans	1,100,045	1,054,558	945,669	918,992	785,164
Deposits	1,231,597	954,423	903,972	991,603	862,376
Stockholders' equity	143,163	118,090	116,683	107,345	100,392

RESULTS OF OPERATIONS
Net interest income	41,094	41,101	38,204	39,099	38,433
Provision for loan losses	24,500	16,600	2,350	1,725	1,775
Noninterest income, including investment securities gains (losses)	8,904	4,301	8,430	8,128	8,395
Noninterest expense	37,905	20,105	17,870	17,425	16,247
Income (loss) before income taxes from continuing operations	(12,407)	8,697	26,414	28,077	28,806
Income (loss) from continuing operations	(5,051)	7,311	18,352	19,142	19,675
Income (loss) from discontinued operations	(9,566)	325	568	265	400
Net income (loss)	(14,617)	7,636	18,920	19,407	20,075

PER COMMON SHARE
Net income (loss) from continuing operations - basic and diluted	(0.42)	0.42	1.05	1.09	1.12
Net income (loss) from discontinued operations - basic and diluted	(0.55)	0.02	0.03	0.02	0.02
Net income (loss) - basic and diluted	(0.97)	0.44	1.08	1.11	1.14
Dividends	0.090	0.640	0.640	0.625	0.610
Book value	5.69	6.69	6.96	6.49	5.96
Closing price	4.93	12.25	13.04	17.78	17.81

RATIOS
Return on average equity	-10.21%	6.47%	16.21%	18.08%	20.00%
Return on average assets	-0.90%	0.56%	1.45%	1.49%	1.68%
Efficiency ratio	45.99%	38.56%	37.08%	35.47%	33.56%
Net interest margin	2.86%	3.38%	3.28%	3.38%	3.62%
Average equity as % of average assets	8.85%	8.61%	8.91%	8.27%	8.42%
Allowance for loan losses as % of loans	1.87%	1.40%	0.91%	0.94%	0.88%
Net charge-offs as % of average loans	1.89%	0.96%	0.20%	0.09%	0.09%
Nonperforming loans as % of loans	2.58%	2.62%	0.60%	0.07%	0.57%

West Bancorporation, Inc., and Subsidiaries

CONSOLIDATED BALANCE SHEETS	(dollars in thousands, except per share amounts)
	DECEMBER 31
ASSETS	2009	2008
Cash and due from banks	$27,923	$23,712
Federal funds sold and other short-term investments	103,572	173,257
Cash and cash equivalents	131,495	196,969
Securities available for sale	340,478	181,384
Federal Home Loan Bank stock, at cost	10,791	8,174
Loans held for sale	332	1,018
Loans	1,020,710	1,100,735
Allowance for loan losses	(19,126)	(15,441)
Loans, net	1,001,584	1,085,294
Premises and equipment, net	5,290	4,639
Accrued interest receivable	5,502	6,415
Goodwill	-	13,376
Bank-owned life insurance	25,400	25,277
Other real estate owned	25,350	4,352
Deferred tax assets	12,823	6,203
Other assets	16,009	7,200
Assets of discontinued operations held for sale	-	13,975
Total assets	$1,575,054	$1,554,276

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest-bearing demand	$206,412	$174,980
Interest-bearing demand	162,305	97,853
Savings	442,137	238,058
Time of $100,000 or more	271,145	274,825
Other time	164,618	369,416
Total deposits	1,246,617	1,155,132
Federal funds purchased and securities sold under agreements to repurchase	40,342	93,111
Other short-term borrowings	2,553	245
Subordinated notes and FHLB advances	145,619	145,619
Accrued expenses and other liabilities	6,864	8,783
Liabilities of discontinued operations held for sale	-	1,323
Total liabilities	1,441,995	1,404,213

Stockholders' Equity
Preferred stock, $0.01 par value, with a liquidation preference of $1,000 per share; authorized 50,000,000 shares; 36,000 shares issued and outstanding at December 31, 2009 and 2008, respectively	34,024	33,548
Common stock, no par value; authorized 50,000,000 shares; 17,403,882 shares issued and outstanding at December 31, 2009 and 2008, respectively	3,000	3,000
Additional paid-in capital	34,387	34,452
Retained earnings	65,959	82,793
Accumulated other comprehensive (loss)	(4,311)	(3,730)
Total stockholders' equity	133,059	150,063
Total liabilities and stockholders' equity	$1,575,054	$1,554,276

West Bancorporation, Inc., and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS	(dollars in thousands, except per share amounts)
	YEARS ENDED DECEMBER 31,
Interest Income:	2009	2008	2007
Loans	$59,309	$63,525	$70,155
Securities:
U.S. Treasury, government agencies and corporations	2,436	2,903	5,834
States and political subdivisions	4,322	4,152	3,742
Other	1,142	1,485	1,544
Federal funds sold and other short-term investments	521	467	752
Total interest income	67,730	72,532	82,027

Interest Expense:
Demand deposits	2,481	1,223	1,830
Savings deposits	4,157	3,812	7,118
Time deposits	12,910	16,486	21,203
Federal funds purchased and securities sold under agreements to repurchase	320	2,788	6,769
Other short-term borrowings	-	39	345
Other borrowings	6,768	7,083	6,558
Total interest expense	26,636	31,431	43,823
Net interest income	41,094	41,101	38,204

Provision for Loan Losses:	24,500	16,600	2,350
Net interest income after provision for loan losses	16,594	24,501	35,854

Noninterest Income:
Service charges on deposit accounts	4,021	4,832	4,794
Trust services	786	789	758
Gains and fees on sales of residential mortgages	1,114	544	161
Increase in cash value of bank-owned life insurance	776	936	890
Proceeds from bank-owned life insurance	840	-	-
Other income	2,095	1,866	1,822
Total noninterest income	9,632	8,967	8,425
Investment securities gains (losses), net:
Total other-than-temporary impairment losses	(3,444)	(4,739)	-
Portion of loss recognized in other comprehensive income (loss) before taxes	832	-	-
Net impairment losses recognized in earnings	(2,612)	(4,739)	-
Realized securities gains, net	1,884	73	5
Investment securities gains (losses), net	(728)	(4,666)	5

– continued –

West Bancorporation, Inc., and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS - continued	(dollars in thousands, except per share amounts)
	YEARS ENDED DECEMBER 31,
	2009	2008	2007
Noninterest Expense:
Salaries and employee benefits	$9,938	$9,257	$9,187
Occupancy	3,451	2,992	2,916
Data processing	1,761	1,748	1,706
FDIC insurance expense	2,736	606	109
Goodwill impairment	13,376	-	-
Other expenses	6,643	5,502	3,952
Total noninterest expense	37,905	20,105	17,870
Income (loss) before income taxes	(12,407)	8,697	26,414

Income Taxes (Benefits):	(7,356)	1,386	8,062
Income (loss) from continuing operations	(5,051)	7,311	18,352

Discontinued Operations:
Income (loss) from discontinued operations before income taxes	(10,262)	563	982
Income taxes (benefits)	(696)	238	414
Income (loss) from discontinued operations	(9,566)	325	568
Net income (loss)	(14,617)	7,636	18,920
Preferred stock dividends and accretion of discount	(2,276)	-	-
Net income (loss) available to common stockholders	$(16,893)	$7,636	$18,920

Earnings (Loss) per Common Share:
Basic and diluted earnings (loss) per common share from continuing operations	$(0.42)	$0.42	$1.05
Basic and diluted earnings (loss) per common share from discontinued operations	$(0.55)	$0.02	$0.03
Basic and diluted earnings (loss) per common share	$(0.97)	$0.44	$1.08

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of West Bancorporation, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc., and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows (not presented herein) for each of the three years in the period ended December 31, 2009, and in our report dated March 12, 2010, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Des Moines, Iowa March 12, 2010

West Bancorporation, Inc., and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY					(dollars in thousands, except per share amounts)
Years Ended December 31, 2009, 2008, and 2007	Comprehensive Income (Loss)	Preferred Stock	Common Stock	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2006		$-	$3,000	$32,000	$80,397	$(1,585)	$113,812
Comprehensive Income
Net income	$18,920	-	-	-	18,920	-	18,920
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax	1,107	-	-	-	-	1,107	1,107
Total Comprehensive Income	$20,027
Shares reacquired and retired under the common stock repurchase plan		-	-	-	(974)	-	(974)
Cash dividends declared, $0.64 per common share		-	-	-	(11,224)	-	(11,224)
Other		-	-	-	(35)	-	(35)
Balance, December 31, 2007		-	3,000	32,000	87,084	(478)	121,606
Comprehensive Income
Net income	$7,636	-	-	-	7,636	-	7,636
Other comprehensive (loss), unrealized (losses) on securities, net of reclassification adjustment, net of tax	(3,252)	-	-	-	-	(3,252)	(3,252)
Total Comprehensive Income	$4,384
Preferred shares and common stock warrant issued		33,548	-	2,452	-	-	36,000
Shares reacquired and retired under the common stock repurchase plan		-	-	-	(789)	-	(789)
Cash dividends declared, $0.64 per common share		-	-	-	(11,138)	-	(11,138)
Balance, December 31, 2008		33,548	3,000	34,452	82,793	(3,730)	150,063
Cumulative effect accounting adjustment, net of tax		-	-	-	1,625	(1,625)	-
Comprehensive (Loss)
Net (loss)	$(14,617)	-	-	-	(14,617)	-	(14,617)
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax	1,044	-	-	-	-	1,044	1,044
Total Comprehensive (Loss)	$(13,573)
Preferred stock discount accretion		476	-	-	(476)	-	-
Preferred stock issuance costs		-	-	(65)	-	-	(65)
Cash dividends declared, $0.09 per common share		-	-	-	(1,566)	-	(1,566)
Preferred stock dividends declared		-	-	-	(1,800)	-	(1,800)
Balance, December 31, 2009		$34,024	$3,000	$34,387	$65,959	$(4,311)	$133,059

FORM 10-K

A copy of the Company’s annual report to the Securities and Exchange Commission on Form 10-K will be mailed when available without charge to shareholders upon request to Alice Jensen at 515-222-2300 or ajensen@westbankiowa.com.  The annual report will also be available on the Securities and Exchange Commission’s Web site at http://www.sec.gov/edgar/searchedgar/webusers.htm and through a link on the Company’s Web site, www.westbankiowa.com, at Investor Relations, SEC Filings.

West Bancorporation, Inc. Board of Directors

(1) Audit Committee (2) Compensation Committee (3) Nominating & Corporate Governance Committee

Frank W. Berlin (2, 3) President, Frank W. Berlin & Associates	Thomas A. Carlstrom Neurosurgeon	Joyce A. Chapman Executive Vice President, West Bank – Retired	Orville E. Crowley (2) President, Linden Lane Farms

Douglas R. Gulling Executive Vice President and Chief Financial Officer, West Bancorporation Chief Financial Officer, West Bank	Kaye R. Lozier Director of Development and Donor Relations, Greater Des Moines Community Foundation	David R. Milligan Chief Executive Officer, West Bancorporation and West Bank	George D. Milligan (1) President, The Graham Group, Inc.	James W. Noyce (1) Senior Advisor and Major Gifts Officer, Drake University Athletics

Robert G. Pulver (2, 3) President & CEO, All-State Industries, Inc.	Jack G. Wahlig (1) Chairman, West Bancorporation President, Integrus Financial, L.C.	Connie Wimer (1) Chairman, Business Publications Corporation	Brad L. Winterbottom Executive Vice President, West Bancorporation President, West Bank

STOCK INFORMATION

West Bancorporation, Inc., common stock is traded on the NASDAQ Global Select Market and quotations are furnished by the NASDAQ System.  There were 248 common stockholders of record on December 31, 2009, and an estimated 1,100 additional beneficial holders whose stock was held in street name by brokerage houses.

Market and Dividend Information (1)
2009	High	Low	Dividends
1st quarter	$12.40	$4.36	$0.08
2nd quarter	9.50	5.00	0.01
3rd quarter	6.38	4.61	-
4th quarter	5.50	4.28	-

2008
1st quarter	$14.43	$11.71	$0.16
2nd quarter	13.48	8.63	0.16
3rd quarter	16.21	7.30	0.16
4th quarter	13.50	8.67	0.16

(1) The prices shown are the high and low sale prices for the Company’s common stock.  The market quotations, reported by NASDAQ, do not include retail markup, markdown or commissions.

Transfer Agent/Dividend Paying Agent	General Counsel	Independent Registered Public Accounting Firm

Illinois Stock Transfer Company	Ahlers & Cooney, P.C.	McGladrey & Pullen, LLP
209 West Jackson Boulevard, Suite 903	100 Court Avenue	400 Locust Street
Chicago, Illinois 60606-6905	Suite 600	Suite 640
800-757-5755	Des Moines, IA 50309	Des Moines, IA 50309
www.illinoisstocktransfer.com

Forward Looking Statements – Certain statements in this report about the Company’s future financial performance constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Those statements include the words “believe,” “hope to,” “look forward,” or similar references.  These statements are based on underlying assumptions, risks, and uncertainties that may not materialize as expected.  Actual results may differ significantly from the forward looking statements due to, among other things, changes in competition, economic conditions, regulatory requirements or costs, loan or investment performance, and interest rates.  The Company undertakes no obligation to revise any statements to reflect future circumstances.